February 21, 2007

BY FACSIMILE (202-772-9368) AND EDGAR

Mr. Karl Hiller

U.S. Securities And Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bill Barrett Corporation, Form 10-K for the Fiscal Year Ended December 31, 2005, File No. 001-32367

Dear Mr. Hiller:

On behalf of Bill Barrett Corporation (“BBC” or the “Company”), this letter responds to the Staff’s comments in the Staff’s letter dated February 7, 2007 with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2005, File No. 001-32367, and in subsequent communications with the Staff. The following responses are keyed to the Staff’s comments. We have discussed these responses with the chairman of the Audit Committee of our Board of Directors and with our independent petroleum engineers.

Based on our review of the Staff comment letter, and as further described herein, we believe that our filed Form 10-K is materially correct, clear and consistent with industry practice, and therefore believe that no amendment to our existing filing is necessary. Instead, as indicated in our responses below, and in previous communications with the Staff, we hereby propose to make appropriate clarifications or modifications to our disclosures in the immediate future in our Form 10-K for the year ended December 31, 2006 to be filed on February 27, 2007. As we discussed on February 13, 2007, we will provide you with a draft of the proposed disclosure to be included in the 2006 Form 10-K and a table indicating the location in the 2006 Form 10-K where the disclosure is located.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We would be happy to provide representatives of our independent petroleum engineers for any such discussions and to meet with the Staff in person if the Staff believes this would be helpful to resolving the Staff’s comments. We hope the Staff will consider this letter and our previous communications with the Staff to be responsive to the comments.

Mr. Karl Hiller

February 21, 2007

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

General

Comment 1. We have considered your response to the comments issued in our letter dated December 8, 2006, including the draft disclosure revisions. In view of the nature and extent of the revisions contemplated, we believe an amendment to your 2005 10-K is necessary.

We ask that you promptly file an amendment to comply with the comments in this letter, and also to address the following points.

(a)	Please correct the past errors in the reserve table where discoveries and extensions and revisions were reported.

(b)	Disclose alongside your reserve table in the property section, or your SFAS 69 disclosures, the information outlined in your response to prior comment 3, explaining the reasons you revised your reserves in each of the last three years. Please also disclose whether you implemented any changes to your methods of reserve determination, after identifying the factors which led to the assumptions which later proved to be overly optimistic, resulting in the negative revisions.

As the risk factor disclosures should be concise and clearly state the risk, you will need to summarize the details, and provide a cross reference to the section of the document where you present the details you propose. As explained in prior comment 3, we believe an apt summary of the details would clarify that 27.5% of the wells you participate in are producing less than 75% of the forecasted volumes, based on our understanding of the results you have realized.

Responses to Comments 1 and 2. In our call on February 13, 2007, you indicated that you would review our responses to these comments and the proposed disclosure in our draft 2006 Form 10-K prior to deciding whether you still believed amendment to the 2005 Form 10-K was necessary. The following is a draft of the table and related notes constituting the revised “Analysis of Changes in Proved Reserves” that we will include as part of Note 14 (Supplementary Oil and Gas Information) to the Consolidated Financial

Mr. Karl Hiller

February 21, 2007

Statements in our 2006 Form 10-K filing. Please note that in our response to previous Comment 1 in our letter dated January 8, 2007, we stated that a reclassification of reserves was necessary between “Extensions, discoveries and other additions” and “Revisions of previous estimates”. After a detailed analysis of our 2005 changes in reserves, we have determined that a very small adjustment should also be made to the “Sales of reserves” category and have reflected that in the table below. Aggregate year end 2005 proved reserves were not affected by these adjustments.

[Response to Comment 1(a)]

Analysis of Changes in Proved Reserves. The following table sets forth information regarding the Company’s estimated net total proved and proved developed oil and gas reserve quantities, including 6,618 MBbls of oil, 2,001 MMcf of gas, and 41,709 MMcfe relating to properties held for sale in the Williston Basin and 18 MMcf of gas and gas equivalent units relating to properties held for sale in the DJ Basin:

	Oil (MBbls)	Gas (MMcf)	Equivalent Units (MMcfe)
Proved reserves:
Balance, December 31, 2003	3,886	180,874	204,190
Purchases of oil and gas reserves in place	201	48,949	50,155
Extension, discoveries and other additions	1,846	87,098	98,174
Revisions of previous estimates	440	(28,490)	(25,850)
Sales of reserves	(161)	(1,691)	(2,657)
Production	(474)	(28,864)	(31,708)

Balance, December 31, 2004	5,738	257,876	292,304

Purchases of oil and gas reserves in place	5	3,274	3,304
Extension, discoveries and other additions (1)	1,130	96,223	103,004
Revisions of previous estimates (1)	(414)	(14,598)	(17,082)
Sales of reserves (1)	(102)	(517)	(1,130)
Production	(523)	(36,286)	(39,424)

Balance, December 31, 2005	5,834	305,972	340,976

Purchases of oil and gas reserves in place	—	19,529	19,529
Extension, discoveries and other additions	3,063	129,309	147,687
Revisions of previous estimates	252	(23,000)	(21,488)
Sales of reserves	—	(6,152)	(6,152)
Production	(696)	(47,932)	(52,108)

Balance, December 31, 2006	8,453	377,726	428,444

Proved developed reserves:
December 31, 2004	4,249	153,118	178,612
December 31, 2005	4,283	182,777	208,475
December 31, 2006	5,006	218,902	248,938

(1)	In 2006, the Company reclassified 14,362 MMcfe and 601 MMcfe of 2005 proved reserves from “Revisions of previous estimates” to “Extension, discoveries and other additions” and “Sales of Reserves,” respectively. “Revisions of previous estimates” decreased by 3,262 MBbls of oil and increased by 4,609 MMcf of gas. “Extension, discoveries and other additions” increased by 3,162 MBbls of oil and decreased by 4,609 MMcf of gas. “Sales of reserves” increased by 100 MBbls of oil. As this is a reclassification between categories within proved reserves, there is no change to ending reserves as of December 31, 2005.

Mr. Karl Hiller

February 21, 2007

[Beginning of disclosure in response to Comment 1(b)]

At year end 2004, we revised our proved reserves downward by 32 Bcfe, excluding pricing revisions. The revision was primarily the result of encountering unexpected pressure depletion during infill drilling in the Wind River Basin and greater pressure depletion than expected in two areas in the Powder River Basin. The downward revision in the Wind River Basin in 2004 was 27.6 Bcfe. In this basin, 47.6% of the proved wells forecast in the Wind River basin at year-end 2003 were 25% below forecast at year-end 2004. The reserve variance between the independent reserve engineers and the Company at year-end 2004 for this basin was 6.6 Bcfe, with the independent engineers at the lower estimate. The downward revision in the Powder River Basin in 2004 was 7.2 Bcfe. In this basin, 29% of the proved wells forecast at year-end 2003 were 25% below forecast at year-end 2004. The reserve variance between the independent reserve engineers and the Company at year-end 2003 for this basin was 1.7 Bcfe, with the independent engineers at the lower estimate.

At year end 2005, we revised our proved reserves downward by 24.7 Bcfe, excluding pricing revisions, primarily as a result of a reduction in proved undeveloped reserves in the Piceance Basin due to the use of completion techniques performed from January through September 2005 that yielded results lower than our expectations at year-end 2004. Completion techniques used in subsequent periods have yielded more favorable results, which are reflected in upward revisions in 2006 reserve estimates in this area. The downward revision in the Piceance Basin in 2005 was 25.6 Bcfe. In this basin, 31% of the proved wells forecast at year-end 2004 were 25% below forecast at year-end 2005. The reserve variance between the independent reserve engineers and the Company at year-end 2004 for this basin was 13 Bcfe, with the independent engineer at the lower estimate. The downward revision in the Powder River Basin in 2005 was 9.6 Bcfe. In this basin, 36% of the proved wells forecast at year-end

Mr. Karl Hiller

February 21, 2007

2004 were 25% below forecast at year-end 2005. The reserve variance between the independent reserve engineers and BBC at year-end 2004 for this basin was 3.8 Bcfe with the independent engineer at the lower estimate. An upward revision of 8.1 Bcfe occurred in the Uinta Basin in the West Tavaputs Field in 2005. In this basin, 31% of the proved wells forecast at year-end 2004 were 25% above forecast at year-end 2005. The reserve variance between the independent reserve engineers and BBC at year-end 2004 was 2.1 Bcfe, with the independent engineer at the lower estimate.

During 2005, reviews of proved oil and gas properties in the Wind River Basin indicated a decline in the recoverability of their carrying value and the need for an impairment in the Cooper Reservoir, Talon and East Madden fields in the total amount of $42.7 million. We undertook a drilling program in Cooper Reservoir in 2003 and 2004 with the expectation of a specific economic reserve level. Actual reserve levels were less than our expectations which led to an impairment in the field in 2005. The impairments in the Talon and East Madden fields were the result of unsuccessful exploration programs.

At year-end 2006, we revised our proved reserves upward by 12.4 Bcfe, excluding pricing revisions. This revision was primarily the result of increased performance of wells drilled during the last half of 2005 and the first half of 2006. The pricing revision at year-end 2006 at prices of $4.46 per MMBtu of gas and $61.06 per barrel of oil, relative to year-end 2005 prices of $7.72 per MMBtu and $61.04 per barrel of oil, was downward 33.8 Bcfe. These prices were adjusted by lease for quality, transportation fees and regional price differences.

Comment 2. Since you disclose excerpts from two engineering review reports, including an opinion from Ryder Scott Company L.L.P., that the methods and techniques used in preparing your reserve report “…are in accordance with generally accepted procedures for the determination of reserves,” and an opinion from Netherland, Sewell & Associates, Inc., stating that your reserves “…have been prepared in accordance with generally accepted petroleum engineering and evaluation principals,” further clarification will be required. Please contact us by telephone to arrange for the appropriate revisions.

Response to Comment 1(b) [continued] and Comment 2. We have deleted the quotes from the engineers’ letters referenced in Comment 2. In addition, we propose to disclose the following information in our 2006 Form 10-K:

Mr. Karl Hiller

February 21, 2007

Revised Risk Factor:

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these assumptions will materially affect the quantities of our reserves.

No one can measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering requires estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may be incorrect.

Our estimates of proved reserves are determined at prices and costs at the date of the estimate. Any significant variance from these prices and costs could greatly affect our estimates of reserves.

We prepare our own estimates of proved reserves, which are reviewed by independent petroleum engineers. Over time, our internal engineers may make material changes to reserve estimates taking into account the results of actual drilling, testing, and production. For additional information about these risks and their impact on our reserves, see “Items 1 and 2. Business and Properties—Oil and Gas Data—Proved Reserves” and “Notes to Consolidated Financial Statements—14. Supplementary Oil and Gas Information (unaudited)—Analysis of Changes in Proved Reserves”.

Comment 3. Given that you describe your reserve information as having undergone an independent engineering review, clarification of the procedures performed will be necessary. Please revise your document to include the following information, as it relates to each of the engineering reviews that were conducted, and also to the view expressed by Ryder Scott Company, L.P. on the absence of evidence of bias in the application of the methods and techniques utilized in estimating your proved reserves.

(a)	Explain that your use of the term engineering review is intended only to refer to the collective application of the procedures outlined in the document, for which the outside engineering firms were engaged to perform. Please clarify that this term may be defined and used differently by other companies.

Mr. Karl Hiller

February 21, 2007

(b)	Disclose the nature and scope of the review procedures that were performed, and identify any limitations. Please address the extent to which the engineering firm evaluated and tested the following:

•	assumptions underlying decline curve analyses, as they relate to production and pressure,

•	well spacing, as it relates to reserves on un-drilled locations, and evidence of communication or potential drainage to offsetting producing wells,

•	volumetric estimation, including cumulative and ultimate recovery factors, relative to the geology of the location, and similar reservoirs,

•	ownership interest in the properties,

•	oil and gas production,

•	historical costs of operations and development, and

•	product costs and prices, including agreements impacting revenues and costs of past and future operations.

(c)	Disclose the extent to which the outside engineering firms determined that your reserve estimates were reasonable or fairly stated, relative to the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions; consistent with the definition in Rule 4-10(a)(2) of Regulation S-X.

(d)	Disclose the quantity and percentage variances between the reserve estimates you prepared, and those of the outside engineering firm, in the aggregate and for individual properties that are material, similar to that provided in your S-1 disclosure in 2004. Include the percent of wells that were greater than 10% above or below your estimate, the percentage of total proved reserves this represents and the range of difference between you and the independent engineer.

We believe the above information would be meaningfully situated in a separate subsection within your discussion of properties. Any mention of the engineering review appearing outside of this section should include a cross reference to these disclosures for information about the scope and limitations of the procedures performed.

Mr. Karl Hiller

February 21, 2007

Response to Comment 2 [continued] and Comment 3. We proposed to disclose the following information in our 2006

Form 10- K:

Oil and Gas Data

Proved Reserves

The following table presents our estimated net proved natural gas and oil reserves and the present value of our estimated proved reserves at each of December 31, 2004, 2005, and 2006 based on reserve reports prepared by us and reviewed in their entirety by our independent petroleum engineers. All our proved reserves included in the reserve report are located in North America. Ryder Scott Company, L.P. reviews all our reserve estimates except for our reserve estimates in the Powder River Basin, which are reviewed by Netherland, Sewell & Associates, Inc. When compared on a well-by-well or lease-by-lease basis, some of our estimates of net proved reserves are greater and some are less than the estimates of our independent petroleum engineers. However, in aggregate, the independent petroleum engineer estimates of total net proved reserves are within 10% of our internal estimates. Our estimates of net proved reserves have not been filed with or included in reports to any federal authority or agency other than the Securities and Exchange Commission in connection with our registration statement for our initial public offering. The Standardized Measure shown in the table is not intended to represent the current market value of our estimated natural gas and oil reserves.

	As of December 31,
	2004	2005	2006
Estimated Net Proved Reserves:
Natural gas (Bcf)	257.8	306.0	377.7
Oil (MMBbls)	5.7	5.8	8.5
Total (Bcfe)	292.3	341.0	428.4
Percent proved developed	61.1%	61.1%	58.1%
Standardized Measure (in millions) (1)	$466.1	$782.5	$529.3

(1)	The Standardized Measure represents the present value of estimated future cash inflows from proved natural gas and oil reserves, less future development, production, and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows. In accordance with SEC requirements, our reserves and the future net revenues were determined using market prices for natural gas and oil at each of December 31, 2004, 2005, and 2006, which were $5.52 per MMBtu of gas and $43.46 per barrel of oil at December 31, 2004, $7.72 per MMBtu of gas and $61.04 per barrel of oil at December 31, 2005, and $4.46 per MMBtu of gas and $61.06 per barrel of oil at December 31, 2006. These prices were adjusted by lease for quality, transportation fees and regional price differences.

Mr. Karl Hiller

February 21, 2007

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required to establish production.

The data in the above table represents estimates only. Oil and natural gas reserve engineering is an estimation of accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. See “ Item 1A. Risk Factors”.

At year-end 2006, we revised our proved reserves upward by 12.4 Bcfe, excluding pricing revisions. This revision was primarily the result of increased performance of wells drilled during the last half of 2005 and the first half of 2006. The pricing revision at year-end 2006 at prices of $4.46 per MMBtu of gas and $61.06 per barrel of oil, relative to year-end 2005 prices of $7.72 per MMBtu and $61.04 per barrel of oil, was downward 33.8 Bcfe. These prices were adjusted by lease for quality, transportation fees and regional price differences.

During years 2004 and 2005, we participated in drilling 610 gross wells. Of the 610 wells, 158 were producing at less than 75% of the original forecast at December 31, 2005. The revision in forecast of these wells resulted in negative reserve revisions, excluding prices effect, of 32 and 24.7 Bcfe for year-end 2004 and 2005, respectively. These revisions resulted from estimating reserves with insufficient performance to define long term production profiles. In order to reduce the risk of negative reserve revisions, we place lower reserve values on new wells in areas of insufficient performance. We will only increase the reserve values after sufficient performance data is acquired.

Mr. Karl Hiller

February 21, 2007

Our independent engineers, Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc., perform a well-by-well review of all of our properties and of our estimates of proved reserves and then provide us with their review reports concerning our estimates. The reviews performed by Netherland, Sewell & Associates, Inc. for our Powder River Basin CBM properties and Ryder Scott Company, L.P. for the remainder of our properties, as requested by our company, are the collective application of a series of procedures by each engineer. These review procedures may be the same or different from each other as well as those review procedures performed by independent engineering firms for other oil and gas companies. These review reports do not state the degree of their concurrence with the accuracy of our estimate for the proved reserves attributable to our interest in any specific basin, property or well.

In the case of the properties reviewed by each of the two independent engineers as of December 31, 2006, in the aggregate, Ryder Scott Company, L.P. was 6.2% below our reserve estimate and Netherland, Sewell & Associates, Inc. was 7.9% below our reserve estimate. For estimates of proved reserves at December 31, 2006, our independent reserve engineers arrived at reserve estimates that are greater than 10% above or below our own estimates for approximately 52% of our wells. This represents approximately 45% of the total proved reserves covered in the review reports. At the field level, the independent engineer reserve estimates range between 7.2% above our internal reserve estimates to 12.4% below our estimates.

The Ryder Scott review process of our wells and reserve estimates is intended to determine the percent difference, in the aggregate, of our internal net proved reserve estimate and the reserve estimate of Ryder Scott. The review process includes the following:

•	The Ryder Scott engineer performs an independent decline curve analysis on proved producing wells based on all production data and pressure information available and pertinent. We provide this information to Ryder Scott.

•	The Ryder Scott engineer may verify this data with the public data.

•	The Ryder Scott engineer uses his or her individual interpretation of the information and knowledge of the reservoir and area to make an independent analysis.

Mr. Karl Hiller

February 21, 2007

•	For the reserve estimate of proved non-producing and proved undeveloped locations, the Ryder Scott engineer and other Ryder Scott technical personnel he or she deems necessary will review our geologic maps, log data, core data, pertinent pressure data, test information and pertinent technical analyses, as well as production data from offsetting producers.

•	The Ryder Scott technical staff may prepare independent maps and volumetric analyses or make adjustments they deem appropriate to the maps or volumetric analysis provided for purposes of the reserve review.

•	The Ryder Scott engineer will verify any change in well spacing before accepting locations and will review our production logs, volumetric analyses, well tests and any other data pertaining to drainage issues before estimating reserves.

•	The Ryder Scott engineer will estimate the hydrocarbon recovery based upon their knowledge and experience.

•	The Ryder Scott engineer does not verify our working and net revenue interests or product price deductions.

•	The Ryder Scott engineer does not verify our capital costs although they may ask for confirming information.

•	The Ryder Scott engineer does not review historic operating cost, revenue or pricing information.

•	The Ryder Scott engineer confirms the oil and gas prices used for the SEC reserve estimate.

•	Ryder Scott does not estimate the future net revenue of our properties.

•	Ryder Scott will confirm that their reserve estimate is within a 10% variance of our internal reserve estimate based on the ownership, capital and operating expenses utilized by us in our evaluation, in the aggregate, before a review letter is issued.

•	Our review by Ryder Scott is not performed such that differences on a well level are resolved to any specific tolerance.

The reserve review letter provided by Ryder Scott states that the proved reserves (as defined by Rule 4-10(a)(2) of Regulation S-X) are “reasonable in the aggregate” following an analysis using their independent forecasts with economic parameters and other factual data provided by the company and accepted by Ryder Scott.

The Netherland, Sewell & Associates, Inc. (NSAI) review process of our wells and reserve estimates for our Powder River Basin CBM properties is intended to determine the percent difference, in the aggregate, of the our internal net proved reserve estimate and future net revenue (discounted 10%) and the reserve estimate and net revenue as determined by NSAI. The review process includes the following:

Mr. Karl Hiller

February 21, 2007

•	The NSAI engineer performs an independent decline curve analysis on proved producing wells based on production and pressure data. This data is provided to NSAI by our company as well as other companies operating in the Powder River Basin.

•	The NSAI engineer may verify the production data with the public data.

•	The NSAI engineer uses his or her individual interpretation of the information and knowledge of the reservoir and area to make an independent analysis of proved producing reserves.

•	The NSAI technical staff will prepare independent maps and volumetric analyses on our properties and offsetting properties. They review our geologic maps, log data, core data, pertinent pressure data, test information and pertinent technical analyses, as well as data from offsetting producers.

•	For the reserve estimates of proved non-producing and proved undeveloped locations, the NSAI engineer will estimate the potential for depletion by generating a potentiometric surface map which relates directly to remaining gas-in-place and analyzing this information with the maps generated earlier in the process.

•	The NSAI engineer will estimate the hydrocarbon recovery of the remaining gas-in-place based upon their knowledge and experience.

•	The NSAI engineer does not verify our working and net revenue interests or product price deductions.

•	The NSAI engineer does not verify our capital costs although they may ask for confirming information.

•	The NSAI engineer reviews 12 months of operating cost, revenue and pricing information that we provide.

•	The NSAI engineer confirms the oil and gas prices used for the SEC reserve estimate.

•	NSAI will confirm that their reserve estimate is within a 10% variance of our internal net reserve estimate and estimated future net revenue (discounted 10%), in the aggregate, before a review letter is issued.

•	Our review by NSAI is not performed such that differences in reserves or revenue on a well level are resolved to any specific tolerance.

The reserve review letter provided by NSAI states that “in our opinion the estimates of Bill Barrett’s proved reserves and future revenue shown

Mr. Karl Hiller

February 21, 2007

herein are, in the aggregate, reasonable” following an independent estimation of reserve quantities with economic parameters and other factual data provided by the company and accepted by NSAI.

Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The Standardized Measure shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value, which is required by Financial Accounting Standard Board pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

From time to time, we engage Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. to review and/or evaluate the reserves of properties that we are considering purchasing and to provide technical consulting on well testing. Neither Ryder Scott Company, L.P. nor Netherland, Sewell & Associates, Inc. nor any of their respective employees has any interest in those properties and the compensation for these engagements is not contingent on their estimates of reserves and future cash inflows for the subject properties. During 2006, we paid Ryder Scott Company, L.P. $62,542 for reviewing our reserve estimates and $0 for other consulting services. During 2006, we paid Netherland, Sewell & Associates, Inc. $66,146 for reviewing our reserve estimates and $0 for other consulting services.

Mr. Karl Hiller

February 21, 2007

If any member of the Staff has comments or questions please call Lynn Boone Henry (Vice President—Planning and Reserves) at (303) 312-8132, David R. Macosko (Vice President—Accounting) at (303) 312-8137, or Francis B. Barron (Senior Vice President—General Counsel; and Chief Financial Officer) at (303) 312-8515. Please note that, as previously announced, Mr. Tyree left the Company as of November 17, 2006, and Mr. Barron is serving as Chief Financial Officer until a successor has been appointed. Thank you for your consideration of these matters.

Very truly yours,

BILL BARRETT CORPORATION

By:	/s/ Francis B. Barron
Francis B. Barron
Senior VP—General Counsel; and Chief Financial Officer

cc:	Mr. James Murphy, Securities and Exchange Commission
Mr. Dennis Boylan, Deloitte & Touche LLP
Ms. Chris LaFollette, Akin Gump Strauss Hauer & Feld LLP
Ms. Lynn Boone Henry, Bill Barrett Corporation
Mr. David R. Macosko, Bill Barrett Corporation
Mr. Randy Stein, Chair, Audit Committee
Mr. Larry Nelms, Ryder Scott Company, L.P.
Mr. Dan Smith, Netherland, Sewell & Associates, Inc.

Enclosures